UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 35)*

vTv Therapeutics Inc.
(Name of Issuer)

Class A common stock, par value $0.01 per share
(Title of Class of Securities)

918385 105
(CUSIP Number)

Steven M. Cohen Executive Vice President, Chief Administrative Officer and General Counsel MacAndrews & Forbes Incorporated 35 East 62nd Street New York, NY 10065 212-572-8600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:
Lawrence G. Wee
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New  York, NY 10019-6064
(212) 373-3000

January 7, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 918385 105	SCHEDULE 13D	Page 2 of 11

CUSIP No.	918385 105

1	NAME OF REPORTING PERSON
The ROP Revocable Trust dated 1/9/2018

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
61,514,396 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
61,514,396 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
61,514,396 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
85.3% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
The information set forth in Item 5 is incorporated by reference.  The number of shares reported above includes (i) 31,606,212 shares of Class A common stock, (ii) 23,084,267 shares of Class A Common Stock issuable upon exchange of 23,084,267 shares of Class B common stock, par value $0.01 per share (“Class B Common Stock”), of the Issuer and corresponding nonvoting common units (“vTv Units”) of vTv Therapeutics LLC, (iii) 1,823,917 shares of Class A Common Stock issuable to MacAndrews & Forbes Group LLC (“M&F Group”) upon exercise of Common Stock Purchase Warrants held by M&F Group (the “Warrants”) and (iv) 5,000,000 shares of Class A Common Stock issuable to M&F Group at the option of M&F Group pursuant to the December Letter Agreement, that are beneficially owned by the “Reporting Person” (as defined below).  The Reporting Person disclaims any beneficial ownership of the shares of Class A Common Stock and Class B Common Stock, except to the extent of such Reporting Person’s pecuniary interest therein.  The number of shares reported above includes 49,713 shares of Class B Common Stock and corresponding vTv Units that may be deemed to be directly beneficially owned by the Ronald O. Perelman Trust.

(2)
The calculation assumes that there is a total of 72,086,660 shares of Class A Common Stock outstanding, which is the sum of (i) 42,168,522 shares of Class A Common Stock outstanding, (ii) 23,094,221 shares of Class A Common Stock that are issuable in exchange for the 23,094,221 shares of Class B Common Stock and corresponding vTv Units outstanding, (iii) 1,823,917 shares of Class A Common Stock issuable to M&F Group upon exercise of the Warrants and (iv) 5,000,000 shares of Class A Common Stock issuable to M&F Group at the option of M&F Group pursuant to the December Letter Agreement, in each case, as of January 7, 2020.

CUSIP No. 918385 105	SCHEDULE 13D	Page 3 of 11

CUSIP No.	918385 105

1	NAME OF REPORTING PERSON
MacAndrews & Forbes Incorporated

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
60,808,962 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
60,808,962 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
60,808,962 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
84.4% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
The information set forth in Item 5 is incorporated by reference.  The number of shares reported above includes (i) 31,606,212 shares of Class A Common Stock, (ii) 22,378,833 shares of Class A Common Stock issuable upon exchange of 22,378,833 shares of Class B Common Stock and corresponding vTv Units, (iii) 1,823,917 shares of Class A Common Stock issuable to M&F Group upon exercise of Warrants and (iv) 5,000,000 shares of Class A Common Stock issuable to M&F Group at the option of M&F Group pursuant to the December Letter Agreement.  The Reporting Person disclaims any beneficial ownership of the shares of Class A Common Stock and Class B Common Stock, except to the extent of such Reporting Person’s pecuniary interest therein.

(2)
The calculation assumes that there is a total of 72,086,660 shares of Class A Common Stock outstanding, which is the sum of (i) 42,168,522 shares of Class A Common Stock outstanding, (ii) 23,094,221 shares of Class A Common Stock that are issuable in exchange for the 23,094,221 shares of Class B Common Stock and corresponding vTv Units outstanding, (iii) 1,823,917 shares of Class A Common Stock issuable to M&F Group upon exercise of the Warrants and (iv) 5,000,000 shares of Class A Common Stock issuable to M&F Group at the option of M&F Group pursuant to the December Letter Agreement, in each case, as of January 7, 2020.

CUSIP No. 918385 105	SCHEDULE 13D	Page 4 of 11

CUSIP No.	918385 105

1	NAME OF REPORTING PERSON
MacAndrews & Forbes LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
20,792,778 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
20,792,778 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,792,778 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
28.8% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
The information set forth in Item 5 is incorporated by reference.  The number of shares reported above includes (i) 13,968,861 shares of Class A Common Stock, (ii) 1,823,917 shares of Class A Common Stock issuable to M&F Group upon exercise of the Warrants and (iii) 5,000,000 shares of Class A Common Stock issuable to M&F Group at the option of M&F Group pursuant to the December Letter Agreement.

(2)
The calculation assumes that there is a total of 72,086,660 shares of Class A Common Stock outstanding, which is the sum of (i) 42,168,522 shares of Class A Common Stock outstanding, (ii) 23,094,221 shares of Class A Common Stock that are issuable in exchange for the 23,094,221 shares of Class B Common Stock and corresponding vTv Units outstanding, (iii) 1,823,917 shares of Class A Common Stock issuable to M&F Group upon exercise of the Warrants and (iv) 5,000,000 shares of Class A Common Stock issuable to M&F Group at the option of M&F Group pursuant to the December Letter Agreement, in each case, as of January 7, 2020.

CUSIP No. 918385 105	SCHEDULE 13D	Page 5 of 11

CUSIP No.	918385 105

1	NAME OF REPORTING PERSON
MacAndrews & Forbes Group LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
20,792,778 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
20,792,778 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,792,778 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
28.8% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
The information set forth in Item 5 is incorporated by reference.  The number of shares reported above includes (i) 13,968,861 shares of Class A Common Stock, (ii) 1,823,917 shares of Class A Common Stock issuable to M&F Group upon exercise of the Warrants and (iii) 5,000,000 shares of Class A Common Stock issuable to M&F Group at the option of M&F Group pursuant to the December Letter Agreement.

(2)
The calculation assumes that there is a total of 72,086,660 shares of Class A Common Stock outstanding, which is the sum of (i) 42,168,522 shares of Class A Common Stock outstanding, (ii) 23,094,221 shares of Class A Common Stock that are issuable in exchange for the 23,094,221 shares of Class B Common Stock and corresponding vTv Units outstanding, (iii) 1,823,917 shares of Class A Common Stock issuable to M&F Group upon exercise of the Warrants and (iv) 5,000,000 shares of Class A Common Stock issuable to M&F Group at the option of M&F Group pursuant to the December Letter Agreement, in each case, as of January 7, 2020.

CUSIP No. 918385 105	SCHEDULE 13D	Page 6 of 11

CUSIP No.	918385 105

1	NAME OF REPORTING PERSON
MFV Holdings One LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
40,016,185 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
40,016,185 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
40,016,185 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
61.3% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
The information set forth in Item 5 is incorporated by reference.  The number of shares reported above includes 22,378,833 shares of Class B Common Stock and corresponding vTv Units, which are exchangeable for 22,378,833 shares of Class A Common Stock.

(2)
The calculation assumes that there is a total of 65,262,743 shares of Class A Common Stock outstanding, which is the sum of (i) 42,168,522 shares of Class A Common Stock outstanding and (ii) 23,094,221 shares of Class A Common Stock that are issuable in exchange for the 23,094,221 shares of Class B Common Stock and corresponding vTv Units outstanding, in each case, as of January 7, 2020.

CUSIP No. 918385 105	SCHEDULE 13D	Page 7 of 11

CUSIP No.	918385 105

1	NAME OF REPORTING PERSON
M&F TTP Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
22,378,833 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
22,378,833 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,378,833 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
34.3% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
The information set forth in Item 5 is incorporated by reference.  The number of shares reported above represents 22,378,833 shares of Class B Common Stock and corresponding vTv Units, which are exchangeable for 22,378,833 shares of Class A Common Stock.

(2)
The calculation assumes that there is a total of 65,262,743 shares of Class A Common Stock outstanding, which is the sum of (i) 42,168,522 shares of Class A Common Stock outstanding and (ii) 23,094,221 shares of Class A Common Stock that are issuable in exchange for the 23,094,221 shares of Class B Common Stock and corresponding vTv Units outstanding, in each case, as of January 7, 2020.

CUSIP No. 918385 105	SCHEDULE 13D	Page 8 of 11

CUSIP No.	918385 105

1	NAME OF REPORTING PERSON
M&F TTP Holdings Two LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
22,378,833 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
22,378,833 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,378,833 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
34.3% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
The information set forth in Item 5 is incorporated by reference.  The number of shares reported above represents 22,378,833 shares of Class B Common Stock and corresponding vTv Units, which are exchangeable for 22,378,833 shares of Class A Common Stock.

(2)
The calculation assumes that there is a total of 65,262,743 shares of Class A Common Stock outstanding, which is the sum of (i) 42,168,522 shares of Class A Common Stock outstanding and (ii) 23,094,221 shares of Class A Common Stock that are issuable in exchange for the 23,094,221 shares of Class B Common Stock and corresponding vTv Units outstanding, in each case, as of January 7, 2020.

CUSIP No. 918385 105	SCHEDULE 13D	Page 9 of 11

This Amendment No. 35 (“Amendment No. 35”) amends and supplements the statement on Schedule 13D, dated August 14, 2015, as amended by Amendment No. 1 to the statement on Schedule 13D, dated August 28, 2015, as further amended by Amendment No. 2 to the statement on Schedule 13D, dated October 5, 2015, as further amended by Amendment No. 3 to the statement on Schedule 13D, dated April 6, 2016, as further amended by Amendment No. 4 to the statement on Schedule 13D, dated August 15, 2017, as further amended by Amendment No. 5 to the statement on Schedule 13D, dated December 7, 2017, as further amended by Amendment No. 6 to the statement on Schedule 13D, dated May 29, 2018, as further amended by Amendment No. 7 to the statement on Schedule 13D, dated June 20, 2018, as further amended by Amendment No. 8 to the statement on Schedule 13D, dated July 10, 2018, as further amended by Amendment No. 9 to the statement on Schedule 13D, dated August 1, 2018, as further amended by Amendment No. 10 to the statement on Schedule 13D, dated August 14, 2018, as further amended by Amendment No. 11 to the statement on Schedule 13D, dated September 10, 2018, as further amended by Amendment No. 12 to the statement on Schedule 13D, dated October 1, 2018, as further amended by Amendment No. 13 to the statement on Schedule 13D, dated November 6, 2018, as further amended by Amendment No. 14 to the statement on Schedule 13D, dated November 29, 2018, as further amended by Amendment No. 15 to the statement on Schedule 13D, dated December 12, 2018, as further amended by Amendment No. 16 to the statement on Schedule 13D, dated December 27, 2018, as further amended by Amendment No. 17 to the statement on Schedule 13D, dated January 18, 2019, as further amended by Amendment No. 18 to the statement on Schedule 13D, dated January 30, 2019, as further amended by Amendment No. 19 to the statement on Schedule 13D, dated February 15, 2019, as further amended by Amendment No. 20 to the statement on Schedule 13D, dated February 28, 2019, as further amended by Amendment No. 21 to the statement on Schedule 13D, dated March 19, 2019, as further amended by Amendment No. 22 to the statement on Schedule 13D, dated May 16, 2019, as further amended by Amendment No. 23 to the statement on Schedule 13D, dated June 26, 2019, as further amended by Amendment No. 24 to the statement on Schedule 13D, dated July 9, 2019, as further amended by Amendment No. 25 to the statement on Schedule 13D, dated August 6, 2019, as further amended by Amendment No. 26 to the statement on Schedule 13D, dated September 4, 2019, as further amended by Amendment No. 27 to the statement on Schedule 13D, dated September 11, 2019, as further amended by Amendment No. 28 to the statement on Schedule 13D, dated September 18, 2019, as further amended by Amendment No. 29 to the statement on Schedule 13D, dated September 27, 2019, as further amended by Amendment No. 30 to the statement on Schedule 13D, dated October 24, 2019, as further amended by Amendment No. 31 to the statement on Schedule 13D, dated November 12, 2019, as further amended by Amendment No. 32 to the statement on Schedule 13D, dated November 26, 2019, as further amended by Amendment No. 33 to the statement on Schedule 13D, dated December 18, 2019, and as further amended by Amendment No. 34, dated December 23, 2019 (as so amended, the “Schedule 13D”), and is being filed with the Securities and Exchange Commission by The ROP Revocable Trust dated 1/9/2018, a New York trust (the “ROP Revocable Trust”), MacAndrews & Forbes Incorporated, a Delaware corporation (“MacAndrews & Forbes”), MacAndrews & Forbes LLC, a Delaware limited liability company (“M&F LLC”), MacAndrews & Forbes Group LLC, a Delaware limited liability company (“M&F Group”), MFV Holdings One LLC, a Delaware limited liability company (“MFV”), M&F TTP Holdings LLC, a Delaware limited liability company (“M&F TTP”), and M&F TTP Holdings Two LLC, a Delaware limited liability company (“M&F TTP Two”) (each of the foregoing, a “Reporting Person,” and collectively, the “Reporting Persons”), relating to the shares of the Class A common stock, par value $0.01 per share (“Class A Common Stock”), of vTv Therapeutics Inc., a Delaware corporation (the “Issuer”).

Item 3.	Source and Amount of Funds or Other Consideration.

The information contained in Item 3 of the Schedule 13D is hereby amended and supplemented by adding the information below.

On January 7, 2020, M&F Group purchased 1,250,000 shares of Class A Common Stock from the Issuer pursuant to the terms of the previously disclosed letter agreement (“the December Letter Agreement”), dated as of December 23, 2019, between M&F Group and the Issuer.  The funds used for the purchase of 1,250,000 shares of the Class A Common Stock were derived from general working capital.  A total of $2,000,000 in cash was paid to acquire such shares.

Item 5.	Interest in Securities of the Issuer

The information contained in the first four paragraphs of Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) The ROP Revocable Trust directly or indirectly controls MacAndrews & Forbes, M&F LLC, M&F Group, MFV, M&F TTP and M&F TTP Two.  Including (i) the 23,084,267 shares of Class B Common Stock (which are exchangeable, together with a corresponding vTv Unit, for shares of Class A Common Stock on a one-to-one basis) outstanding, (ii) 1,823,917 shares of Class A Common Stock issuable to M&F Group upon exercise of the Warrants, and (iii) 5,000,000 shares of Class A Common Stock issuable to M&F Group pursuant to the December Letter Agreement:

CUSIP No. 918385 105	SCHEDULE 13D	Page 10 of 11

•	61,514,396 shares of Class A Common Stock are beneficially owned by Mr. Perelman and the ROP Revocable Trust;
•	60,808,962 shares of Class A Common Stock are beneficially owned by MacAndrews & Forbes;
•	40,016,185 shares of Class A Common Stock are beneficially owned by MFV;
•	22,378,833 shares of Class A Common Stock are beneficially owned by M&F TTP and M&F TTP Two; and
•	20,792,778 shares of Class A Common Stock are beneficially owned by M&F LLC and M&F Group.

Each of the Reporting Persons disclaim any beneficial ownership of the shares of Class A Common Stock and Class B Common Stock, except to the extent of such Reporting Person’s pecuniary interest therein.

Ronald O. Perelman, the sole trustee and sole beneficiary of the ROP Revocable Trust and the Director, Chairman and Chief Executive Officer of MacAndrews & Forbes, may be deemed to beneficially own all the shares of Class A Common Stock and Class B Common Stock beneficially owned by the ROP Revocable Trust, MacAndrews & Forbes, M&F LLC, M&F Group, MFV, M&F TTP and M&F TTP Two.  The number of shares reported as beneficially owned by the ROP Revocable Trust includes 49,713 shares of Class B Common Stock and corresponding vTv Units that may be deemed to be directly beneficially owned by the Ronald O. Perelman Trust.  Mr. Perelman disclaims any beneficial ownership of the shares of Class A Common Stock and Class B Common Stock, except to the extent of their pecuniary interest therein.

The total Class A Common Stock beneficial ownership of (i) Mr. Perelman and the ROP Revocable Trust represents approximately 85.3% of the Class A Common Stock, (ii) MacAndrews & Forbes represents approximately 84.4% of the Class A Common Stock, (iii) MFV represents approximately 61.3% of the Class A Common Stock, (iv) M&F TTP and M&F TTP Two represents approximately 34.3% of the Class A Common Stock and (v) M&F LLC and M&F Group represents approximately 28.8% of the Class A Common Stock (assuming, in the case of MFV, M&F TTP and M&F TTP Two, that there is a total of 65,262,743 shares of Class A Common Stock outstanding, which is the sum of (i) 42,168,522 shares of Class A Common Stock outstanding and (ii) 23,094,221 shares of Class A Common Stock that are issuable in exchange for the 23,094,221 shares of Class B Common Stock and corresponding vTv Units outstanding, in each case, as of January 7, 2020, and, in the case of the beneficial ownership of Mr. Perelman, the ROP Revocable Trust, MacAndrews & Forbes, M&F LLC and M&F Group, that there is a total of 72,086,660 shares of Class A Common Stock outstanding, which is the sum of (i) 42,168,522 shares of Class A Common Stock outstanding, (ii) 23,094,221 shares of Class A Common Stock that are issuable in exchange for the 23,094,221 shares of Class B Common Stock and corresponding vTv Units outstanding, (iii) 1,823,917 shares of Class A Common Stock issuable to M&F Group upon exercise of the Warrants and (iv) 5,000,000 shares of Class A Common Stock issuable to M&F Group at the option of M&F Group pursuant to the December Letter Agreement, in each case, as of January 7, 2020.

The responses of each Reporting Person to Items 7 through 11 of the cover pages of this Schedule 13D relating to beneficial ownership of the shares of Class A Common Stock are incorporated herein by reference.

(c) Except for the transactions described herein, there have been no other transactions in the securities of the Issuer effected by the Reporting Persons since the filing of Amendment No. 34 to this Schedule 13D.

CUSIP No. 918385 105	SCHEDULE 13D	Page 11 of 11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 7, 2020

The ROP Revocable Trust dated 1/9/2018

By:	/s/ Ronald O. Perelman
	Name:	Ronald O. Perelman
	Title:	Trustee

MacAndrews & Forbes Incorporated

By:	/s/ Shiri Ben-Yishai
	Name:	Shiri Ben-Yishai
	Title:	Deputy General Counsel and Corporate Secretary

MacAndrews & Forbes LLC

By:	/s/ Shiri Ben-Yishai
	Name:	Shiri Ben-Yishai
	Title:	Senior Vice President and Corporate Secretary

MacAndrews & Forbes Group LLC

By:	/s/ Shiri Ben-Yishai
	Name:	Shiri Ben-Yishai
	Title:	Senior Vice President and Corporate Secretary

MFV Holdings One LLC

By:	/s/ Shiri Ben-Yishai
	Name:	Shiri Ben-Yishai
	Title:	Senior Vice President and Corporate Secretary

M&F TTP Holdings LLC

By:	/s/ Shiri Ben-Yishai
	Name:	Shiri Ben-Yishai
	Title:	Senior Vice President and Corporate Secretary

M&F TTP Holdings Two LLC

By:	/s/ Shiri Ben-Yishai
	Name:	Shiri Ben-Yishai
	Title:	Senior Vice President and Corporate Secretary